SEC 1746 (11-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13D	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No.     )*

MARTEN TRANSPORT, LTD.

(Name of Issuer)

Common Stock, $0.01 Par Value

(Title of Class of Securities)

573075 10 8

(CUSIP Number)

Christine K. Marten
129 Marten Street
Mondovi, Wisconsin  54755
Tel:  (715) 926-4216

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

With a copy to:

Thomas A. Letscher Esq.
Oppenheimer, Wolff & Donnelly LLP
Plaza VII, Suite 3300
45 South Seventh Street
Minneapolis, Minnesota 55402-1609
Tel.: (612) 607-7000

June 30, 1999

August 14, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [     ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 573075 10 8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Christine K. Marten

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 758,737 (see Items 4 and 5)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 758,737 (see Items 4 and 5)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 758,737 (see Items 4 and 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 8.5% (see Items 4 and 5)

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

This Statement on Schedule 13D relates to the common stock, par value $0.01 per share, of Marten Transport, Ltd., a Delaware corporation.  The address of the principal executive offices of Marten Transport is 129 Marten Street, Mondovi, Wisconsin 54755.  On July 24, 2003, Marten Transport effected a 3-for-2 split of its common stock in the form of a 50% stock dividend, payable to all stockholders of record on July 21, 2003 (the “Stock Split”).  All share and per share amounts have been adjusted to reflect the Stock Split.

Item 2.	Identity and Background
(a) This statement is filed by and on behalf of Christine K. Marten.
(b) Ms. Marten’s principal business address is 129 Marten Street, Mondovi, Wisconsin 54755.

(c)                                  Ms. Marten is a Director of Marten Transport.  Marten Transport’s business address is 129 Marten Street, Mondovi, Wisconsin 54755.  Marten Transport is engaged in the business of transporting food and other consumer packaged goods that require a temperature-sensitive or insulated environment.

(d) Ms. Marten has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)                                  Ms. Marten has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

(f) Ms. Marten is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

On June 30, 1999, Ms. Marten received a distribution of 856,875 shares of Marten Transport common stock from the Estate of Roger Marten, Ms. Marten’s father.  There was no cash consideration exchanged in the transaction.

Item 4.	Purpose of Transaction
The purpose of the distribution of 856,875 shares of Marten Transport common stock to Ms. Marten on June 30, 1999 was to settle the Estate of Roger Marten.

On July 25, 2003, Marten Transport filed with the Securities and Exchange Commission a Registration Statement on Form S-2 for a public offering of up to 2,475,000 shares of common stock by Marten Transport and 525,000 shares of common stock by certain selling stockholders, including 150,000 shares by Ms. Marten, plus up to an additional 225,000 shares that may be sold by Marten Transport and an additional 225,000 shares that may be sold by the selling stockholders, including Ms. Marten, to cover over-allotments.  The registration statement was declared effective by the Securities and Exchange Commission on August 14, 2003, and on August 19, 2003, Marten Transport sold 2,475,000 shares of common stock and certain selling stockholders sold 525,000 shares of common stock, including 150,000 shares sold by Ms. Marten.

Except as otherwise provided in this Item 4 and other than as to matters that Ms. Marten as a director of Marten Transport may consider and discuss with other Marten Transport officers and board members from time to time,  Ms. Marten is not aware of any other present plans or proposals, which relate to or would result in:

• the acquisition by any person of additional securities of Marten Transport or the disposition of securities of Marten Transport;
• an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Marten Transport;
• a sale or transfer of a material amount of assets of Marten Transport;

•                  any change in the present board of directors or management of Marten Transport, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

• any material changes in the present capitalization or dividend policy of Marten Transport;
• any other material changes in Marten Transport's business or corporate structure;

•                  changes in Marten Transport’s certificate of incorporation, bylaws or instruments corresponding thereto or other actions, which may impede the acquisition of control of Marten Transport by any person;

•                  causing a class of securities of Marten Transport to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

• a class of equity securities of Marten Transport becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, or
• any action similar to any of those listed above.

Item 5.	Interest in Securities of the Issuer

(a)           1.             Amount beneficially owned:  Ms. Marten’s beneficial ownership consists of:  (1) 708,112 shares of Marten Transport common stock; and (2) an aggregate of 50,625 shares of Marten Transport common stock that Ms. Marten has the right to acquire pursuant to stock options.

2. Percent of class: 8.5% after the sale of shares of Marten Transport common stock by Marten Transport and the selling stockholders, including Ms. Marten, pursuant to the registration statement described in Item 4, but not including any shares that may be sold to cover over-allotments.
(b) Number of shares as to which Ms. Marten has:

(i)	Sole power to vote or to direct the vote	758,737

(ii)	Shared power to vote or to direct the vote	0

(iii)	Sole power to dispose or to direct the disposition of	758,737

(iv)	Shared power to dispose or to direct the disposition of	0

(c) Other than the transaction described in Item 4 of this Schedule 13D, Ms. Marten has not effected any transactions in Marten Transport common stock during the past 60 days.
(d) Not applicable.
(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Ms. Marten holds stock options to purchase an aggregate of 50,625 shares of Marten Transport common stock, at exercise prices ranging between $8.66 and $13.02 per share.
Except as described herein, there are no other contracts, arrangements, understandings or relationships between Ms. Marten and any other person with respect to any securities of Marten Transport.

Item 7.	Material to Be Filed as Exhibits

Exhibit No.	Description

10.1	Form of Non-Statutory Stock Option Agreement For Automatic Grant to Non-Employee Director

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 19, 2003
Date
/s/ Christine K. Marten
Signature
Christine K. Marten
Name/Title